January 14, 2025

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century Capital Portfolios, Inc. (the “Registrant”)
    File Nos. 033-64872; 811-7820

Dear Ms. White:

Please find below our response to the comment that you provided on January 6, 2025, regarding the Registrant’s preliminary proxy statement on Schedule 14A, filed January 3, 2025. For your convenience, we restate your comment prior to our response.

Comment: Please bold or otherwise make prominent the statement about how to receive the fund’s most recent annual report and semi-annual report without charge.
Response: We made the requested change.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Vice President